UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F                ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

1. APPOINTMENT OF VICE PRESIDENT, OMNI-CHANNEL SALES & OPERATIONS

On April 2, 2018, Birks Group Inc. (the “Company”) entered into an employment agreement (the “Agreement”) with Ms. Aurélie Pépion. Effective April 2, 2018, Ms. Pépion will assume the role of the Company’s Vice President, Omni-Channel Sales & Operations.

Ms. Pépion has over 13 years of experience in luxury brand management. She was recently the Managing Director Canada of Swarovski (Consumer Goods Business) and, as such, was responsible for Swarovski’s Canadian retail and wholesale operations, marketing and merchandising. Ms. Pépion had been with Swarovski since February 2009 in various positions, namely, Director Multibrand (Europe, Middle East, Africa), Head of Retail Multibrand (France), Key Account Manager (France), and Watch Distribution Manager (France). Prior thereto, she was with Gucci Group Watches sales management from February 2007 to January 2009 and was a District Manager for Puig Prestige in 2005 and 2006. Ms. Pépion holds a University Diploma of Technology from University of Le Mans, France and a degree from the IDRAC Business School of Nantes – Lyon, France.

The Agreement provides Ms. Pépion with a base salary of CDN$250,000, a minimum guaranteed bonus of $62,500 for fiscal year ending March 30, 2019, a target annual cash bonus of 50% of her annual base salary for fiscal year 2019 and thereafter and other health and retirement contribution benefits. In the event that Ms. Pépion is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Ms. Pépion will receive (i) any earned and accrued but unpaid base salary, (ii) up to six months of salary continuation in lieu of further salary or severance payments, which may be increased by one additional month after two years of service for each additional year of service thereafter up to a maximum of twelve months after eight years of service, (iii) certain health benefits for the period that the severance will be payable in (ii), and (iv) her bonus through the date of termination and up to six months average annual bonus. Ms. Pépion is prohibited from competing with the Company during her employment and for a period of twelve months thereafter.

In addition, there are no family relationships between Ms. Pépion and any director or other executive officer of the Company and there are no related party transactions between the Company and Ms. Pépion.

2. DEPARTURE OF VICE PRESIDENT, STRATEGY

The Company accepted the resignation of Mr. Carlo Coda-Nunziante, who resigned from his position as Vice President, Strategy, effective March 31, 2018. The Company entered into a consulting agreement with Mr. Coda-Nunziante, effective April 1, 2018 pursuant to which Mr. Coda-Nunziante will provide consulting services relating to strategic planning and business strategies.

CONTENTS:

The following document of the Registrant is submitted herewith:

99.1 Press Release dated April 3, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: April 9, 2018		Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated April 3, 2018.